UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40280

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

(Translation of registrant's name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 28, 2022, EpicQuest Education Group International Limited. (the “Company”) held its annual meeting of shareholders at 11:00 a.m. local Toronto time (the “Annual Meeting”). The number of shares of common stock that voted on matters presented at the Annual Meeting was 7,861,623, representing approximately 68.26% of the 11,515,498 shares outstanding as of the October 28, 2022, the record date for the Annual Meeting. The following is a list of matters considered and approved by the Company’s shareholders at the Annual Meeting:

1.       The election of directors duly nominated: Jianbo Zhang, Zhenyu Wu, Craig Wilson, G. Michael Pratt and M. Kelly Cowan.

NOMINEE	VOTES FOR	VOTES AGAINST	VOTES WITHHELD
Jianbo Zhang	7,840,695	20,756	172
Zhenyu Wu	7,843,161	16,790	1,672
Craig Wilson	7,842,838	16,699	2,086
G. Michael Pratt	7,844,924	16,699	0
M. Kelly Cowan	7,842,821	16,716	2,086

2.       The ratification of the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the year ending September 30, 2022.

For: 7,854,156	Against: 7,467	Abstain: 0

3.        The approval of amendments to the Company’s 2019 Equity Incentive Plan to (i) increase the number of common shares reserved for issuance under the 2019 Equity Incentive Plan from 2,000,000 shares to 4,000,000 shares, (ii) increase limits on the maximum number of shares subject to certain awards, and (iii) make other clarifying and technical changes.

For: 7,845,120	Against: 14,417	Abstain: 2,086

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-258658) and Form F-3 (Registration Number 333-264807), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit	Description
99.1	EpicQuest Education Group International Limited 2019 Equity Incentive Plan (Amended and Restated)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

	By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: November 29, 2022

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